Advantest Corporation - Consolidated (FY2004)

(Segment Information)
1. Business Segment Information

---------------------------------------------------------------------------------------------------------------------------
                                                            FY2003                             FY2004
                                                        (April 1, 2003    Percentage (%) (April 1, 2004      Percentage (%)
                                                            through                          through
                                                        March 31, 2004)                  March 31, 2005)
---------------------------------------------------------------------------------------------------------------------------
                                                       Amount (million)   Percentage (%)   Amount (million)  Percentage (%)
---------------------------------------------------------------------------------------------------------------------------
Semi-Conductor   Net sales to unaffiliated customers             119,765       97.0             173,938       96.3
and Components   Intersegment sales                                3,724        3.0               6,747        3.7
Test system      ----------------------------------------------------------------------------------------------------------
              Net sales                                          123,489      100.0             180,685      100.0
              -------------------------------------------------------------------------------------------------------------
              Operating expenses                                  94,799       76.8             131,243       72.6
              -------------------------------------------------------------------------------------------------------------
              Operating income (loss)                             28,690       23.2              49,442       27.4
              -------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets      1,457                          2,431
              -------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                        3,676                          3,225
              -------------------------------------------------------------------------------------------------------------
              Total assets                                       118,838                         86,104
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Mechatronics     Net sales to unaffiliated customers              33,988       99.3              45,821       98.8
System           Intersegment sales                                  237        0.7                 574        1.2
                 ----------------------------------------------------------------------------------------------------------
              Net sales                                           34,225      100.0              46,395      100.0
              -------------------------------------------------------------------------------------------------------------
              Operating expenses                                  22,992       67.2              33,044       71.2
              -------------------------------------------------------------------------------------------------------------
              Operating income (loss)                             11,233       32.8              13,351       28.8
              -------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets        913                            654
              -------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                        1,144                          1,220
              -------------------------------------------------------------------------------------------------------------
              Total assets                                        29,191                         22,587
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Services,        Net sales to unaffiliated customers              20,465      100.0              19,680      100.0
Support and      Intersegment sales                                    -          -                   -          -
Others           ----------------------------------------------------------------------------------------------------------
              Net sales                                           20,465      100.0              19,680      100.0
              -------------------------------------------------------------------------------------------------------------
              Operating expenses                                  23,052      112.6              14,787       75.1
              -------------------------------------------------------------------------------------------------------------
              Operating income (loss)                             (2,587)     (12.6)              4,893       24.9
              -------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets      3,161                          5,709
              -------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                        3,627                          3,361
              -------------------------------------------------------------------------------------------------------------
              Total assets                                        17,472                         16,197
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Elimination      Net sales to unaffiliated customers                   -          -                   -          -
and Corporate    Intersegment sales                               (3,961)     100.0              (7,321)     100.0
                 ----------------------------------------------------------------------------------------------------------
              Net sales                                           (3,961)     100.0              (7,321)     100.0
              -------------------------------------------------------------------------------------------------------------
              Operating expenses                                   2,415          -                 674          -
              -------------------------------------------------------------------------------------------------------------
              Operating income (loss)                             (6,376)         -              (7,996)         -
              -------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets         90                            554
              -------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                          881                            479
              -------------------------------------------------------------------------------------------------------------
              Total assets                                       165,307                        171,881
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Consolidated     Net sales to unaffiliated customers             174,218      100.0             239,439      100.0
                 Intersegment sales                                    -          -                   -          -
                 ----------------------------------------------------------------------------------------------------------
              Net sales                                          174,218      100.0             239,439      100.0
              -------------------------------------------------------------------------------------------------------------
              Operating expenses                                 143,258       82.2             179,747       75.1
              -------------------------------------------------------------------------------------------------------------
              Operating income (loss)                             30,960       17.8              59,692       24.9
              -------------------------------------------------------------------------------------------------------------
              Expenditures for additions to long-lived assets      5,621                          9,348
              -------------------------------------------------------------------------------------------------------------
              Depreciation and amortization                        9,328                          8,285
              -------------------------------------------------------------------------------------------------------------
              Total assets                                       330,808                        296,769
---------------------------------------------------------------------------------------------------------------------------

(Note)        1.  Advantest Corporation restructured two reporting segments of
                  'Automated Test Equipment' and 'Measuring Instruments' into three segments of 'Semi-Conductor and Component Test System' 'Mechatronics System' and 'Services, Support and others.' Therefore, necessary adjustments and reclassification to the segment information for the preceding consolidated interim period and preceding consolidated fiscal year have been made to conform with the presentation of the current consolidated interim period.
               2. Adjustments included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.
               3. The operating profit in the business segment information for this fiscal year and in the consolidated income statement do not match with the operating income in the consolidated income statement as the business segment information does not include the temporary profit of (Y)3,317 and the stock option cost of
                  (Y)2,290. Profit and loss from these are not included in management's analysis of results.
               4. Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

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2. Geographic Segment Information

---------------------------------------------------------------------------------------------------------------------------
                                                            FY2003                             FY2004
                                                        (April 1, 2003    Percentage (%) (April 1, 2004      Percentage (%)
                                                            through                          through
                                                        March 31, 2004)                  March 31, 2005)
---------------------------------------------------------------------------------------------------------------------------
Net Sales to Unaffiliated Customers                     Amount (million)   Percentage (%)   Amount (million)  Percentage (%)
---------------------------------------------------------------------------------------------------------------------------
         Americas                                               16,264        9.3            23,024              9.6
         -----------------------------------------------------------------------------------------------------------------
         Europe                                                 10,401        6.0            12,270              5.1
         -----------------------------------------------------------------------------------------------------------------
         Asia                                                   89,563       51.4           144,120             60.2
         -----------------------------------------------------------------------------------------------------------------
              Overseas total                                   116,228       66.7           179,414             74.9
         -----------------------------------------------------------------------------------------------------------------
         Japan                                                  57,990       33.3            60,025             25.1
         -----------------------------------------------------------------------------------------------------------------
              Consolidated                                     174,218      100.0           239,439            100.0
---------------------------------------------------------------------------------------------------------------------------

(Cautionary Statement Regarding the Presentation of Notes)
In order to enable timely disclosure of business results, certain notes have been omitted.
These notes will be presented as a "Supplement to the Earnings Release" as soon as they become available.


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